EXHIBIT 99.9 Media release

Rio Tinto publishes independent report on cultural heritage management performance

20 March 2023

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto today published an independent report based on a global audit of its Cultural Heritage Management compliance and performance – one of a number of steps it is taking to continue to find better ways to manage and protect heritage.
The audit identified areas where Rio Tinto is achieving leading cultural heritage practices but also identified other practices where the company needs to improve its performance.
The report was produced by ERM, a global sustainability consultancy, following an audit of 37 Rio Tinto assets. The audit was completed throughout 2021 and 2022 across 20 assets in Australia and 17 assets in other countries where Rio Tinto operates including Canada, South Africa, US and Mongolia.
ERM followed a multi-step approach, which included:
•A desktop review of documentation provided as evidence by Rio Tinto
•A series of interviews with employees and leaders with a focus on roles in managing cultural heritage
•Views and feedback from community partners
•Follow-up interviews to address gaps
•A presentation of the findings to asset leadership
•Presentation of asset audit reports
•Presentation of the final independent report

Commissioning an independent audit was a commitment made in response to the findings from the Rio Tinto Board Review of Cultural Heritage Management which identified priorities for change following the destruction of the rock shelters at Juukan Gorge in May 2020.

Rio Tinto Chief Executive, Australia, Kellie Parker said “We have been working to strengthen and improve our approach to cultural heritage and community relations.
“Our immediate focus was in Australia following Juukan Gorge before steadily expanding across our global operations.
“The report highlights some good progress, in particular in Australia, where we started. We know we have more work to do and the report gives us areas for further improvement across our global operations, and we will adopt all of its recommendations.
“I want to thank everyone who contributed to this important process, in particular our global community partners who our dedicated teams engage with daily to ensure heritage is always managed, protected and celebrated.”

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Focus areas will continue to be:
•Embedding understanding and respect for heritage across our workforce to ensure lasting outcomes for Indigenous peoples and communities that hold rights and knowledge over heritage
•Providing our global assets with ready access to regional-specific and internal cultural heritage expertise
•Ensuring our cultural heritage management plans are co-designed, embedded, understood and managed through a global heritage management maturity framework
•Elevating the cultural values of water to ensure effective management alongside safety and production
•Embedding a sustained focus on engagement throughout the life of our operations to better protect and conserve cultural heritage

Stefani Eagle, ERM Consulting Director (Cultural Heritage), said "While examples of good cultural heritage practice were found, there are further improvements that are required to meet their internal standards and ensure all assets have appropriate foundations, underpinned by the principles of co-design.”
The report is available here: https://www.riotinto.com/en/news/inquiry-into-juukan-gorge

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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